

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2006

Mr. WU Yuxiang
Yanzhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province
People's Republic of China

>   **Re: Yanzhou Coal Mining Company Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed June 29, 2006**
>   **File No. 1-14714**

Dear Mr. Yuxiang:

    We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

The Offer and Listing, page 64

1.   We note your disclosure stating, "…on June 28, 2005, the shareholders approved that the issuance of bonus shares by us through capitalization of the capital reserve on the basis of six bonus shares for every ten existing shares for the year ended December 31, 2004." Please expand your disclosures to clarify whether you have accounted for this transaction as a stock dividend or a stock split and how it has been presented in your financial statements.

Controls and Procedures, page 85

2.   We note your statement that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please comply with Item 15(d) of Form 20-F, which requires that you disclose *any* change in your internal control over financial reporting that occurred *during the period* covered by your annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Note 4 – Significant Accounting Policies

Goodwill, page F-14

3.   We note your disclosure stating that for purposes of impairment testing, you allocate goodwill to each of the Group's cash- generating units. Please expand your disclosure under this heading or in your reconciliation to U.S. GAAP to discuss your accounting policy for testing impairment for U.S. GAAP purposes.

Note 5 – Critical Accounting Judgments and Key Sources of Estimation Uncertainty

Depreciation, page F-19

4.   We note your disclosure stating, "The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed." Please tell us the authoritative accounting literature on which you have based your policy. Further, for U.S. GAAP purposes, Industry Guide 7 requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves. Please tell us why you have no disclosure or reconciling items to U.S. GAAP recognizing the difference between the two accounting methods.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. WU Yuxiang
Yanzhou Coal Mining Company Limited
September 25, 2006
Page 4

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at
(202) 551-3701 if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief